345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

March 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp.

Registration Statement on Form S-4

Filed January 31, 2022

File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 filed on January 31, 2022 (the “Registration Statement”) contained in the Staff’s letter dated March 1, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-4 filed January 31, 2022

Cover page

1.	Disclose the thresholds that constitute a “Triggering Event” for your Earnout Shares here and where appropriate elsewhere in your disclosure. Describe any other material terms of your Earnout Shares.

Response: The Company has revised the disclosure throughout the Amendment, including on the cover page, pages 9, 25, 84-85 and 175 of the Amendment in response to the Staff’s comment.

2.	Specify the “Per Share Merger Consideration Value” and “Exchange Ratio” on your cover page.

Response: The Company has revised the disclosure on the cover page of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 2

3.	Please tell us why you have included both the PIPE investment share approval and the business combination share approval in the same proposal being presented to CLAQ stockholders. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: The Company has unbundled the proposals for the PIPE investment share approval and the business combination share approval in the Amendment in response to the Staff’s comment.

Q: How will the Initial Stockholders vote?, page 7

4.	We note your disclosure that only 3.1% of the outstanding shares of the common stock held by your public stockholders must vote in favor of the Business Combination Proposal for it to be approved. With respect to both you and Nauticus, please also compare the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the proposed transaction. Refer to Item 3(h) of Form S-4.

Response: The Company has revised the disclosure on pages 7-8 in response to the Staff’s comment.

Q: Do any of CLAQ’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 9

5.	Expand the discussion here to summarize the material conflicts of interest you describe elsewhere in your disclosure. In those disclosures, we note you provide the aggregate amount your Initial Stockholders will forfeit if a business combination is not completed. Clarify if this includes the value of any unexercised private placement warrants or the expenses (in the amount of $1,300,000) and “transaction costs” described on page 61. Please revise the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination to include any loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, in addition to the current value of securities held. Provide similar disclosure for the company’s officers and directors, if material. Lastly, revise to remove the uncertainty in the statement that certain CLAQ executive officers and directors “may be deemed” to have interests that differ from those of CLAQ stockholders generally.

Response: The Company has revised the disclosure on pages 11-12, 34, 72-73 and 109-110 of the Amendment. The Company has also revised the disclosure on page 73 of the Amendment to clarify that the $1,300,000 transaction costs include an anticipated amount of $100,000 of accrued and unpaid administrative fees owed to Chardan under the Administrative Support Agreement at the time of the closing.

Mr. Faller CleanTech Acquisition Corp. Page 3

Q: What are the material differences, if any, in the terms and price of securities issued at the time of the CLAQ IPO..., page 9

6.	You define “PIPE Investment” to include the issuance and sale of $35.3 million of common stock and, separately, up to $40 million of debentures. However, your disclosure here only contemplates the issuance and sale of $35.3 million of common stock. Please advise or revise here and throughout your disclosure to discuss the secured debentures that are part of your PIPE financing.

Response: The Company has revised the disclosure to include the Debt Financing in addition to the Equity Financing throughout the Amendment, including on pages 13, 27-28 and 94 of the Amendment, in response to the Staff’s comment.

Q: What equity stake will current stockholders of CLAQ and Nauticus stockholders hold in the Combined Company after the closing?, page 9

7.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities (including the exercise of all warrants and conversion of any convertible securities). Revise your existing answer to account for the total potential ownership in each of the redemption scenarios you present on page 23. Please also revise the risk factor on page 62 and the presentation of your security ownership after the business combination on page 186 to reflect each redemption scenario.

Response: The Company has revised the disclosure on pages 9-11, 30-31, 66-67, and 218-219 of the Amendment in response to the Staff’s comment.

Q: How do I exercise my redemption rights?, page 10

8.	Clarify whether redeeming shareholders will be able to retain their warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to the public stockholders.

Response: The Company has revised the disclosure on pages 15, 70 and 185-186 of the Amendment in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus, page 15

9.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. Include a sensitivity analysis showing the range of redemption scenarios you have prepared on page 23 of your prospectus.

Response: The Company has revised the disclosure on pages 10-11 of the Amendment in response to the Staff’s comment.

10.	It appears that fees owed to Chardan Capital Markets, LLC pursuant to the business combination marketing agreement remain constant and are not adjusted based on redemptions. Revise to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the disclosure on page 32 of the Amendment to include disclosure on fees owed to Chardan and other advisors in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 4

Nauticus Robotics, Inc., page 16

11.	We note your disclosure on page 45 that indicates “Nauticus’ core products are still in the development and testing phase” and that manufacturing and delivery of the Aquanaut are not expected to begin before the end of 2022. Further, you state on pages 36 and 37 that the “RaaS launch of Nauticus’ core product, Aquanaut, may be delayed” beyond 2022 and that Nauticus has “no hard commitments” for RaaS subscriptions, which is a new business model. However, your prospectus summary suggests that Nauticus has active sales and subscriptions by stating that Nauticus’ “robotics products and services are delivered to commercial and government-facing customers through a Robotics as a Service (RaaS) business model and direct product sales for both hardware platforms and software licenses.” Your prospectus summary also describes Nauticus’ robotics portfolio as a “sample set.” Please reconcile and identify which products, if any, are currently available through either direct sales or Nauticus’ RaaS model or both; for “sample set” products in development, present the timeline for sale or manufacture, as applicable. Lastly, given the “early-stage” status of Nauticus’ business, provide the basis for your assertion that the “Implementation of these technologies enables substantially improved operations at significantly reduced costs and greenhouse gas emissions over conventional methods.”

Response: The Company has revised the disclosure on pages 21, 22, 45, 54, 147, and 148 of the Amendment in response to the Staff’s comment.

12.	Given the prominent role your disclosure indicates Nauticus’ RaaS model will have in its business, amend your prospectus summary to clearly describe what Nauticus’ RaaS subscriptions will offer customers and when it expects to launch this model. Clarify whether any products will be limited to either Nauticus’ RaaS model or direct product sales. Further, as you note that the RaaS service has yet to launch, identify the services that Nauticus has provided to customers to date that generate revenue and distinguish those from Nauticus’ RaaS business. Disclose if Nauticus plans for those services to continue after the launch of the RaaS business.

Response: The Company has revised the disclosure on page 23 of the Amendment in response to the Staff’s comment.

Conditions to Closing, page 19

13.	Earlier versions of the Merger Agreement appear to contain a provision requiring the formation and funding of a public benefit corporation as a wholly owned subsidiary of CleanTech. Similarly, we note disclosure stating that the minimum cash condition was initially set at $200,000,000. Please revise or advise, and supplement the disclosure in the Background of the Business Combination section.

Response: CleanTech has no subsidiary other than CleanTech Merger Sub Inc. None of the earlier versions of the Merger Agreement contains a reference to a public benefit corporation or a minimum cash condition of $200,000,000. References to both in the Form 8-K filed by the Company on December 17, 2022 were typographical errors which were corrected by an amendment to the Form 8-K filed on that same day.

Mr. Faller CleanTech Acquisition Corp. Page 5

Securities Purchase Agreement, page 20

14.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash condition required to complete the business combination transaction after returning funds to redeeming stockholders. Revise your disclosure to discuss the key terms of the convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders. In doing so, identify the conversion price of your secured debentures or disclose how the conversion price will be determined. We also note your disclosure states that up to a principal amount of $40,000,000 in secured debentures will be offered, but your securities purchase agreement, filed as Exhibit 10.4 and executed on December 16, 2021, identifies the purchase of a principal amount of $34,00,000 in debentures and 2,720,000 warrant shares. Elsewhere, on page 83, you state that ATW Special Situations I LLC committed to purchase convertible notes in the principal amount of $38.06 million. Revise to clearly describe this transaction and the counterparty in your disclosure and describe how you determined that proceeds of the PIPE investment for the secured debentures and warrants will generate proceeds of $37.2 million on page 150. Further, reconcile the 2,720,000 warrant shares specified in Exhibit 10.4 with the 3,036,794 warrants described on page 150. Lastly, clarify your description of the warrants to state what each warrant will entitle the holder to purchase when exercised.

Response: The Company has added disclosure on the key terms of the convertible notes on pages 13-14, 27-28, 94 and 131 of the Amendment. The Company has also added disclosure on the potential impact of the Debentures and associated Warrants on the non-redeeming shareholders on pages 10-11 and 30 of the Amendment. Parties have entered into an agreement on January 31, 2022 to correct ATW’s subscription amount of the Debentures and the Warrant Shares. A copy of the agreement has been filed as Exhibit 10.14.1 with the Amendment. The Company has revised disclosure with the corrected amount committed by ATW in the Debt Financing throughout the Amendment.

Ownership of the Post-Business Combination Company After the Closing, page 23

15.	In the first paragraph of your narrative disclosure, please clarify that the post-merger ownership figures you present assume that there are no redemptions by the SPAC’s public stockholders. In the second paragraph of your narrative disclosure, you state that the “following table shows all possible sources and the extent of dilution,” yet footnotes (7), (8), (9), and (10) note that certain sources of dilution were excluded. Revise to clearly disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised the disclosure on pages 30-32 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 6

Risk Factors, page 32

16.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has added disclosure on pages 70 and 185-186 of the Amendment in response to the Staff’s comment.

17.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has added disclosure on pages 74-75 of the Amendment in response to the Staff’s comment.

18.	Disclose any material risks arising from the contingent right to receive the Earnout Shares granted as merger consideration in your business combination.

Response: The Company has revised disclosure on pages 66 and 74 of the Amendment in response to the Staff’s comment

Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness..., page 33

19.	We note your disclosure regarding Nauticus’ material weakness in internal control over financial reporting. Please revise to clarify what steps you have taken, to date, and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur. Lastly, you indicate here that your internal control over financial reporting was not effective as of December 31, 2022. Please revise or advise.

Response: The Company has revised the disclosure on page 42 of the Amendment in response to the Staff’s comment.

RaaS launch of Nauticus’ core product, Aquanaut, may be delayed beyond the end of 2022, page 36

20.	Your caption to this risk factor notes the delay of the Aquanaut’s RaaS launch, but the body of the risk factor discusses when “Nauticus expects to commercially launch its RaaS business” by the end of 2022. Please clarify whether the RaaS business model or the Aquanaut may be delayed or both.

Response: The Company has revised the disclosure on page 45 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 7

Nauticus is dependent on its suppliers, some of which are currently single or limited source suppliers, page 46

21.	You disclose that Nauticus is dependent on its suppliers. For any of Nauticus’ principal suppliers, revise your disclosure to identify the names of such suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Further, if Nauticus has material contracts or is substantially dependent upon any agreements with its suppliers, summarize the material terms and file a copy of any such agreement as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on pages 157 and 158 of the Amendment in response to the Staff’s comment.

CLAQ and Nauticus have incurred and expect to incur significant costs associated with the Business Combination, page 61

22.	Provide an estimate of the significant expenses you state Nauticus is expected to incur in connection with the business combination. With respect to the $1,300,000 in expenses estimated for CLAQ, please disclose if this includes the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of any applicable agreement. Finally, clarify the last sentence in this risk factor to distinguish between the pre- and post-merger entity.

Response: The Company has revised the disclosure on page 73 of the Amendment in response to the Staff’s comment.

Background of the Business Combination, page 76

23.	You state that you entered into “exclusive negotiations” with Nauticus on September 17, 2021, but later disclose engagement with a water and wastewater treatment company, clean energy company, a sustainable resource technology company, and a renewable energy solutions company that occurred in September and October. Please advise or revise. Please also clarify whether these engagements occurred in the same year as the others disclosed in your timeline.

Response: The Company has clarified the disclosure on page 100 of the Amendment that CLAQ agreed not to enter into any letter of intent, term sheet or definitive agreement regarding an initial business combination with a potential counterparty other than Nauticus for 37 days following the signing of the LOI, dated September 17, 2021. Wherever appropriate, the Company has revised the disclosure to provide the year in which these engagements took place.

●	You also state on page 78 that “initial conversations” were held with Nauticus and its advisors “as potential counterparties to a transaction” in September 2021. However, your timeline also discloses several meetings in July and August 2021 with Nauticus parties. Please clarify.

Response: The Company has corrected the disclosure on page 99 of the Amendment that initial conversations with Nauticus started in July 2021.

24.	We note your disclosure of the convertible debt PIPE security negotiations with ATW Partners on page 80 that included diligence and meetings until December 16, 2021. Please revise to clarify whether these negotiations resulted in a binding agreement. We also note on page 81 a separate paragraph mentioning a subsequent “potential convertible debt PIPE security” and discussions related to other potential PIPE transactions. Please clarify the outcome of these discussions.

Response: The Company has revised the disclosure on pages 101-103 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 8

25.	When you refer to the CLAQ management team or the Board, identify the management team and Board members that are referred to or confirm that you mean all members of your Board or management team. In addition, please expand the description of the transaction timeline to include any relevant disclosure about:

Response: The Company has revised the disclosure on pages 99-103 of the Amendment to specify the management or Board members referenced in each instance and to expand the timeline.

●	whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

Response: The Company has added disclosure on page 99 of the Amendment in response to the Staff’s comment.

●	whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

Response: The Company has added disclosure on page 99 of the Amendment in response to the Staff’s comment.

●	the negotiation of the Earnout Shares or of any other contingent payments to be received by shareholders of Nauticus and the underlying reason why Earnout Shares were negotiated;

Response: The Company has revised the disclosure on page 101 of the Amendment in response to the Staff’s comment.

●	any involvement of Chardan Capital Markets, LLC with the transaction or PIPE investment, including the extent and level of diligence, if any, performed by Chardan Capital Markets, LLC; and

Response: The Company has revised the disclosure on pages 102-103 of the Amendment to clearly state that pursuant to a Financial Advisory Agreement dated December 14, 2021, Chardan is the Company’s exclusive financial advisor for the transaction and exclusive placement agent for the PIPE Investment, and has performed customary PIPE due diligence on Nauticus including site visits, customer calls and financial analysis.

●	any discussions involving continuing employment or involvement for any persons affiliated with CLAQ before the merger, any formal or informal commitment to retain Chardan Capital Markets, LLC or any other financial advisors after the merger, and any pre-existing relationships between CLAQ (or individuals affiliated with CLAQ) and additional investors.

Response: The Company has revised the disclosure throughout the Amendment, including on pages 13-14, 19, 27-29, 34, 72-73, 95, 110 and 221 of the Amendment in response to the Staff’s comment. There is no pre-existing relationship between CLAQ and its investors, other than that in the case of the Debt Financing, ATW is an affiliate of Chardan which is an affiliate of one of CLAQ’s co-sponsors.

Mr. Faller CleanTech Acquisition Corp. Page 9

CleanTech Acquisition Corp.’s Board of Directors’ Discussion of Valuation and Reasons for the Approval of the Business Combination, page 83

26.	We note your disclosure that in deciding to approve the business combination your board relied upon the results of due diligence, including the fact that ATW Special Situations I LLC retained third party advisors with specialties in industrial manufacturing and business scalability to validate and assess the business of Nauticus. Please disclose if your board was provided the results of this due diligence and summarize the material elements of this diligence if so.

Response: The Company has revised the disclosure on page 102 of the Amendment in response to the Staff’s comment.

Certain Nauticus’ Projected Financial Information, page 84

27.	We note the projected revenue forecast for Nauticus includes assumptions based on contractual arrangements and the expected launch of Nauticus’ commercial services fleet under its RaaS business model. Disclose when Nauticus assumed the RaaS business model would launch and all other assumptions Nauticus used in preparing its projections. For example, quantify the assumptions used for hiring personnel, the level of demand for ocean robotic systems, the cost of manufacturing, cost of components, the length of the sales cycle, and maintenance and refurbishing costs for the planned systems.

Response: The Company has revised the disclosure on page 108 of the Amendment in response to the Staff’s comment.

28.	Tell us why you believe Nauticus has sufficient engagement with customers and a reasonable basis to project demand through 2024 given the developmental stage of Nauticus’ business and your disclosure on page 37 that Nauticus has had “no hard commitments” to enter into RaaS subscriptions.

Response: The Company has revised the disclosure on page 107 of the Amendment in response to the Staff’s comment.

29.	We note that the CLAQ Board compared Nauticus’ forecasts to the market capitalization, enterprise value and implied valuation multiples of a number of public companies. Discuss how the comparable companies were selected. In addition, disclose if any formal analysis or valuation framework was prepared for or by the CLAQ Board. Please also provide disclosure about the material information and figures the CLAQ Board considered in performing this comparison of Nauticus’ peers.

Response: The Company has revised the disclosure on pages 108-109 of the Amendment. The Company has obtained a fairness opinion a summary of which can be found on pages 86-94 of the Amendment. A copy of the opinion has been filed as an Annex F to the Amendment.

Mr. Faller CleanTech Acquisition Corp. Page 10

Interests of Certain Persons in the Business Combination, page 86

30.	Revise the conflicts of interest discussion to highlight any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company held by the sponsor or its affiliates. Additionally, clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: Neither the Company’s sponsors nor any of their respective affiliates have any interest in, or affiliation with, Nauticus prior to the Company entering into the Merger Agreement with Nauticus.

31.	We note that Chardan Capital Markets, LLC (“Chardan”) performed additional services after the IPO and its marketing fee was deferred and conditioned on completion of a business combination. You also describe that Chardan, whose head of capital markets is one of your directors, is paid a fee of $10,000 per month for providing you with office space and on page 175 state that payment of this fee may be delayed until completion of the initial business combination. Please quantify the aggregate fees payable to Chardan that are contingent on completion of the business combination, including any other fees owed in connection with the Financial Advisory Agreement. Further, please clarify if Chardan is also owed a 6.0% fee for the secured debentures that are part of your “PIPE Investment” or revise your disclosure as appropriate.

Response: The Company has added disclosure on the $10,000 monthly administrative fee on pages 12, 34, 73 and 110 of the Amendment in response to the Staff’s comment. The Company has also revised the disclosure throughout the Amendment to clarify that under the Financial Advisory Agreement, Chardan is not entitled to receive the 6% fee for any securities sold to an affiliate of Chardan. A copy of the Financial Advisory Agreement is filed as Exhibit 10.10 of the Amendment.

Proposal No. 4E: Required Stockholder Vote to Amend the Amended and Restated Bylaws, page 96

32.	Clarify, as stated elsewhere, that this proposal provides for the amendment of your bylaws by either your board of directors or by the required two-thirds vote of your stockholders.

Response: The Company has revised the disclosure on page 119 of the Amendment in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 109

33.	We note your Agreement and Plan of Merger indicates that the parties intend for the business combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Please revise your discussion of material U.S. federal income tax consequences to describe the consequences if the business combination fails to qualify as such. Further, to support such a conclusion, please include an opinion of counsel that supports this conclusion. See Item 601(b)(8) of Regulation S- K. Finally, include a question in your “Questions and Answers about the Proposals” that addresses these potential tax consequences.

Response: The Company has added disclosure on pages 8 and 134 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 11

Information About Nauticus Robotics, Inc.

Overview, page 120

34.	Please ensure that your disclosure accurately reflects the current status of your business and distinguishes actual accomplishments from your plans. For example, here you state your “approach will transform the industry to an economically efficient and environmentally sustainable model” whereas you note the “early stage” of your business development on page 140 and elsewhere.

Response: The Company has revised the disclosure on pages 148 and 149 of the Amendment in response to the Staff’s comment.

35.	Please disclose the basis for the assertion that Nauticus’ services can or will reduce greenhouse gas emissions. Similarly, disclose the basis for the assertion that Nauticus’ services can or will reduce a customer’s carbon footprint from smaller surface vessels, resulting in lower operational costs.

Response: The Company has revised the disclosure on page 146 of the Amendment in response to the Staff’s comment.

Market Opportunity, page 123

36.	Provide the sources for the assertions you make about market growth on pages 123 and 124. For example, we note your assertions about the “tremendous growth” in the wind farm offshore market that is expected to double by 2030, the installation of 15,000 wind turbines, and the 40% growth in global protein demand by 2050. Please also explain your references to “Worldwide Energy (O&G & Wind) IMR” and “3rd Offset Strategy.”

Response: The Company has revised the disclosure on pages 150 and 151 of the Amendment in response to the Staff’s comment.

Customers and Partners, page 128

37.	We note your disclosure on page 33 that Nauticus generated almost all of its revenue in 2020 and 2021 from 3 customers. We also note your disclosure here that Nauticus is “teaming with” Leidos, Inc. to deliver ocean vehicles and has investment relationships with Transocean, Inc. and Schlumberger. Revise your disclosure to describe any material contracts related to Nauticus’ customers or any other parties–or upon which Nauticus’ business is substantially dependent. File a copy of any such agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure on page 157 of the Amendment in response to the Staff’s comment.

Information About Nauticus Robotics, Inc.

Customers and Partners, page 128

38.	We note from your disclosure on page 120 that your customers include both commercial and government entities. However, your disclosure here only refers to government customers. Please revise to clarify your current and intended customers.

Response: The Company has revised the disclosure on page 156 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nauticus

COVID-19 Impact, page 132

39.	You state both here and on page F-44 that the pandemic has adversely affected your business, results of operations and financial condition. Please revise your results of operations discussion to address specifically how the pandemic affected your results, including quantification of the impact when appropriate, or otherwise revise to clarify this disclosure.

Response: The Company has revised the disclosure on pages 161 and 162 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 12

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019, page 136

40.	We note revenue decreased 31% between 2019 and 2020 due to the completion of projects in 2019, a reduction in sales to a related party and a smaller number of projects in 2020. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in revenue. Similar revisions should be made throughout your results of operations disclosures for other line items. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: The Company has revised the disclosure on page 164 of the Amendment in response to the Staff’s comment.

41.	Please revise to clarify from which of your products and services you generated revenue and separately explain the fluctuations in each of the product and service revenue streams for each period presented. Also, disclose the number of ongoing projects each period, and describe the products and services involved and the terms of such ongoing projects. Lastly, consider including a discussion of your project backlog.

Response: The Company has revised the disclosure on page 165 of the Amendment in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

42.	You state that no pro forma adjustment was recorded for the Earnout Shares as there will be no net impact on additional paid-in-capital on a pro forma combined basis. Please explain further how you intend to account for the Earnout Shares and provide the specific guidance you considered.

Response: The Company has revised the disclosure on page 175 of the Amendment in response to the Staff’s comment. The Company respectfully advises the staff that the accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. In making this determination the Company considered if the Earnout Shares and the associated arrangement was within the scope of ASC 718, would be classified as a liability according to ASC 480 and concluding that the Earnout Shares are not precluded from equity classification pursuant to ASC 815.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 149

43.	Please revise the footnotes to pro forma balance sheet adjustment (B) and statement of operations adjustment (DD) and include the terms of the debentures to support each adjustment. In this regard, disclose how the warrants were valued and any assumptions used in such valuation and provide support for your calculation of interest expense.

Response: The Company has revised the disclosure on pages 180 and 181 of the Amendment in response to the Staff’s comment.

Rights, page 155

44.	Specify the number of rights issued in your initial public offering and the number of shares of common stock underlying those rights that may be issued upon the consummation of your initial business combination if the rights certificates are returned by their respective holders.

Response: The Company has revised the disclosure on page 187 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 13

Comparison of Stockholders’ Rights, page 159

45.	We note that the summary of your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” However, the form of amended and restated bylaws, Annex C, does not appear to include a corresponding provision. Please disclose here and in your amended and restated bylaws whether this provision applies to actions arising under the Exchange Act or the Securities Act or both. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts.

Response: The Company has revised the disclosure on page 201 of the Amendment in response to the Staff’s comment.

Directors and Executive Officers of CLAQ, page 170

46.	Please provide specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on pages 202-205 of the Amendment in response to the Staff’s comment.

Directors and Executive Officers of Nauticus, page 176

47.	Where not provided, please revise to include specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised the disclosure on pages 208 and 209 of the Amendment in response to the Staff’s comment.

Related Party Loans, page 187

48.	We note your disclosure that your co-sponsors or its officers and directors may make loans to finance transaction costs in connection with the initial business combination as well as certain loans that may be made by Chardan Capital Markets, LLC. Clarify the terms and purpose of any loans from Chardan Capital Markets, LLC. Please disclose if any borrowings under the loans described in this section were made after September 30, 2021.

Response: The Company has updated the disclosure on pages 220-221 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 14

Nauticus Related Person Transactions, page 189

49.	You disclose on page 136 and elsewhere that you have made sales to Transocean, a related party. Please provide the information required by Item 404 of Regulation S-K.

Response: The Company has revised the disclosure on page 223 of the Amendment in response to the Staff’s comment.

Nauticus Robotics, Inc. Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-45

50.	Please revise here to clarify, if true, that you have not yet produced and sold any products and are still in the development phase or otherwise clarify which products you have produced and sold. In this regard, you state in your Risk Factors and Business sections that you are currently developing your products and expect to launch your core product in late 2022; however, we note you recorded product revenue in all periods presented, which in 2019 comprised approximately 28% of total revenue. Ensure your disclosures clearly explain the products you have sold and/or to what the recognized product revenue relates. Also, separately discuss the nature of the services you currently offer.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

51.	Please revise to disclose whether, and how often, you reassess the total estimated costs to completion under your service contracts. Refer to ASC 606-10-25-35.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

52.	We note the total cost plus and fixed fee revenue amounts disclosed here do not agree to total revenue for the year ended December 31, 2020. Please revise or advise.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

53.	Please revise to disclose the typical length of your contracts for both product and service arrangements. Also, disclose the amount of any unsatisfied remaining performance obligations as of period end and when you expect to recognize the revenue. Refer to ASC 606-10-50-13.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

54.	Please revise to disclose how you determine the transaction price for your contracts, including any methods, inputs and assumptions used, and how you allocate the transaction price, including how you estimate the stand-alone selling price. Refer to ASC ###-##-####.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

55.	We note your customer advances balance increased significantly between 2019 and 2020 and again as of September 30, 2021. Please revise to explain the reason for the significant increase in this balance from period to period and disclose the amount of revenue recognized in each period that was included in the contract liability balance as of the beginning of the period. Similarly, we note your accounts receivable and contract asset balances decreased between 2019 and 2020 and then increased again as of September 30, 2021. Please similarly revise to address the fluctuations in these balances. Refer to ASC 606-10-50-8(b) and 50-10.

Response: The Company has revised the disclosure on pages F-35 and F-36 of the Amendment in response to the Staff’s comment.

Mr. Faller CleanTech Acquisition Corp. Page 15

Major Customer and Concentration of Credit Risk, page F-47

56.	Please revise to separately disclose the total revenue from each customer that accounted for more than 10% of your revenue for each period presented. Refer to ASC ###-##-####. In your response, please provide us with the name of each customer.

Response: The Company has revised the disclosure on page F-38 of the Amendment in response to the Staff’s comment.

Note 5. SBA Paycheck Protection Program Loan, page F-50

57.	We note that while your application for forgiveness of the PPP loan was approved by Frost Bank prior to December 31, 2020, SBA approval was not received until May 20, 2021. Please explain why you recognized the forgiveness of such debt in fiscal year 2020, and how you determined that you were legally released from such obligation prior to the SBA’s approval. Refer to ASC 405-20. Also, tell us where you classified the proceeds from and forgiveness of these loans in your statement of cash flow.

Response: The Company has revised the disclosure on page F-42 of the Amendment in response to the Staff’s comment.

10. Related Party Transactions, page F-54

58.	We note your disclosure regarding revenue recognized in 2019 and 2020 from Transocean, a related party. However, these amounts do not agree to the related party revenue presented on the face of your statement of operations. Please revise or advise. Additionally, please tell us whether any of your other customers are related parties and, if so, revise to disclose this fact here along with the related revenue and accounts receivable for each such customer.

Response: The Company has revised the disclosure on page F-46 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Eli Spiro